EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

For the six months ended July 31, 2011 and 2010

Notice to Readers

Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ending July 31, 2011 have been prepared in accordance with International Accounting Standard 34 for Interim Financial Reporting under International Financial Reporting Standards. These financial statements are the responsibility of the Company's management and have been approved by the Board of Directors. The Company's independent auditors have not performed an audit or review of these condensed interim consolidated financial statements.

CORAL GOLD RESOURCES LTD.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

		July 31,	January 31,
	Note	2011	2011
			(Note 17)
ASSETS
Current assets
Cash		$2,239,879	$2,695,864
Advances receivable from related party		19,636	20,596
Other amounts receivable		76,247	37,767
Prepaid expenses		16,190	39,996
		2,351,952	2,794,223
Non-current assets
Investment securities	6	1,661,289	1,338,540
Reclamation deposits	7	397,706	382,200
Property, plant & equipment	5	109,168	107,029
Mineral properties exploration	4	17,262,574	16,758,230
Total assets		$21,782,689	$21,380,222

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$175,697	$189,682
Advances payable to related parties	10	37,413	6,223
Total current liabilities		213,110	195,905

Non-current liabilities
Decommissioning liability		161,965	168,158
Deferred tax liability		1,383,302	1,446,824
Total liabilities		1,758,377	1,810,887
EQUITY
Share Capital	8	43,946,553	43,389,425
Equity Reserves		3,199,170	3,249,640
Accumulated Other Comprehensive Loss		1,385,070	1,062,321
Accumulated Deficit		(28,516,801)	(28,142,371)
Total equity attributable to equity holders of the
Company		20,013,992	19,559,015
Non-controlling interest		10,320	10,320
Total Equity		20,024,312	19,569,335
Total Liabilities and Equity		$21,782,689	$21,380,222

Subsequent  Events  –  Note  18

Approved  by the  Board  of  Directors:

/s/ Louis Wolfin	Director	/s/ Gary Robertson	Director

The  accompanying  notes  are  an  integral  part  of  the  condensed  interim  consolidated  financial  statements

CORAL GOLD RESOURCES  LTD.
Condensed  Interim  Consolidated  Statements of  Operations  and  Comprehensive  Loss
(Expressed in Canadian dollars)
(Unaudited)

		Three months ended July 31,		Six months ended July 31,
	Note	2011	2010	2011	2010
			(Note 17)		(Note 17)
Operating and Administrative Expenses
Depreciation		$480	$419	$884	$838
Consulting fees		47,429	6,000	89,951	12,000
Directors fees		3,000	9,750	6,000	11,250
Investor relations and shareholder
information		32,707	48,369	68,077	74,265
Legal and accounting		7,961	2,325	8,386	5,800
Listing and filing fees		7,921	11,095	13,391	19,016
Management fees		27,390	26,250	53,640	52,500
Office and miscellaneous		25,810	13,168	37,905	27,378
Salaries and benefits		39,158	30,374	78,193	60,075
Share-based payments	10	32,049	-	75,103	4,685
Travel		7,269	7,829	17,122	13,298
		231,174	155.579	448,652	281,105
Loss before other items		(231,174)	(155,579)	(448,652)	(281,105)
Other Income (Expenses)
Interest income		7,243	5,690	14,603	6,335
Finance costs		-	(5,557)	(2,528)	(5,557)
Foreign exchange gain		(11,422)	(23,713)	55,309	43,075
NET LOSS		(4,180)	(23,580)	(381,269)	(237,252)
Other Comprehensive Income
Unrealized gain on available for sale
securities, net of tax	6	(506,250)	(80,000)	322,749	137,355
COMPREHENSIVE INCOME (LOSS)		$(741,604)	$(259,159)	$58,520)	$(99,897)
Loss per Share - Basic and Diluted		$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Shares Outstanding		32,950,804	32,513,391	33,406,546	30,018,269

The  accompanying  notes  are  an  integral  part  of  the  condensed  interim  consolidated  financial  statements

CORAL GOLD RESOURCES LTD.
Condensed Interim  Consolidated Statements of  Changes  in  Equity
(Expressed in Canadian dollars)
(Unaudited)

				Equity Reserves
				Equity settled	Reserve for		Accumulated
				employee	warrants and		Other
			Share	benefit	compensation		Comprehensive	Accumulated
	Note	Shares	Capital	reserve	options	Total	Loss	Deficit	Total Equity
Balance, February 1, 2010		25,513,271	$40,875,379	$1,900,107	$2,944,242	$4,844,349	$425,695	$(30,412,243)	$15,733,180
Common shares issued for cash:
Private placement		7,000,120	2,453,843	-	1,396,223	1,396,223	-	-	3,850,066
Share issuance costs		-	(354,077)	-	61,258	61,258	-	-	(292,819)
Share-based payments	9	-	-	4,685	-	4,685	-	-	4,685
Options and Warrants
cancelled/expired		-	-	-	(2,944,242)	(2,944,242)	-	2,944,242	-
								(9,087)	(9,087)
Net loss for the period		-	-	-	-	-	-	(228,164)	(228,164)
Unrealized gain on investment
securities		-	-	-	-	-	137,355	-	137,355

Balance, July 31, 2010		32,513,391	$42,975,145	$1,904,792	$1,457,481	$3,362,273	$563,050	$(27,705,252)	$19,195,216
Balance, January 31, 2011	17	32,949,391	$43,389,425	$1,879,479	$1,370,161	$3,249,640	$1,062,321	$(28,142,371)	$19,559,015
Common shares issued for cash:
Exercise of stock options		95,000	48,950	-	-	-	-	-	44,450
Exercise of warrants		519,258	389,444	-	-	-	-	-	389,444
Fair value of stock options and
warrants exercised		-	118,734	(39,186)	(79,549)	(118,734)	-	-	-
Options and Warrants
cancelled/expired		-	-	(4,685)	(2,154)	(6,839)	-	6,839	-
Share-based payments	9	-	-	75,103	-	75,103	-	-	75,103
Net loss for the period		-	-	-	-	-	-	(381,269)	(381,269)
Unrealized gain on investment
securities		-	-	-	-	-	322,749	-	322,749

Balance, July 31, 2011		33,563,649	$43,946,553	$1,910,711	$1,288,459	$3,199,170	$1,385,070	$(28,516,801)	$20,013,993

The accompanying notes are an integral part of the condensed interim consolidated financial statements

CORAL GOLD RESOURCES  LTD
Condensed  Interim  Consolidated  Statements of  Cash  Flows
(Expressed in Canadian dollars)
(Unaudited)

		Six months ended
	Note	July 31, 2011	July 31, 2010
			(Note 17)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss		$(381,269)	$(237,252)
Adjustments for non-cash items:
Depreciation		884	838
Share-based payments		75,103	4,685
Foreign exchange gain		(53,173)	(48,300)
Finance costs		2,528	5,557

Net change in non-cash working capital	15	(6,202)	(66,481)
		(362,128)	(340,953)
INVESTING ACTIVITIES
Mineral property acquisition and exploration
expenditures		(494,651)	(308,095)
Purchase of equipment		(3,023)	-
Purchase of land		-	(83,433)
Increase in reclamation bond		(33,087)	-

FINANCING ACTIVITIES
Issuance of share for cash, net		438,393	3,557,247
Net increase in cash		(454,496)	2,824,766
Cash, beginning of the period		2,695,864	700,772
Effect of exchange rate fluctuations on cash held		(1,489)	(186)

Cash, end of the period		$2,239,879	$3,525,352

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest expense		$252	$-
Income taxes		$-	$-
Expenditures on mineral properties included in
advances payable to related parties		$43,651	$4,139
Expenditures on mineral properties included in
accounts payable		$(53,344)	$20,981

The  accompanying  notes  are  an  integral  part  of  the  condensed  interim  consolidated  financial  statements

CORAL GOLD RESOURCES  LTD
Notes  to the  Condensed Interim Consolidated Financial Statements
For  the  six months ended  July 31, 2011  and  2010
(Expressed in Canadian dollars)
(Unaudited)

1.     NATURE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these condensed interim consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At July 31, 2011, the Company had working capital of $2,138,842 (January 31, 2011 - $2,598,318) and a deficit accumulated during the exploration stage of $28,516,801 (January 31, 2011 - $28,142,371). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.     BASIS OF PRESENTATION

i)      Statement of compliance  and conversion to International Financial Reporting Standards

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards “IFRS” as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS condensed consolidated annual financial statements for the year ending January 31, 2012. Previously, the Company prepared its condensed consolidated annual and condensed interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles “Canadian GAAP”. Canadian GAAP differs in some areas from IFRS. In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS. Note 17 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at February 1, 2010, July 31, 2010 and January 31, 2011 and the statements of operations and comprehensive loss and cash flows for the six months ended July 31, 2010 and for the year ended January 31, 2011.

As these are the Company’s first set of condensed interim consolidated financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and some additional disclosures required under IFRS, which also highlight the changes from the Company’s fiscal 2011 annual condensed consolidated financial statements prepared in accordance with Canadian GAAP. In fiscal 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the reader will be able to rely on the annual condensed consolidated financial statements, which will be prepared in accordance with IFRS.

CORAL GOLD RESOURCES  LTD
Notes  to the  Condensed Interim Consolidated Financial Statements
For  the  six months ended  July 31, 2011  and  2010
(Expressed in Canadian dollars)
(Unaudited)

2.     BASIS OF PRESENTATION (continued)

ii)     Basis  of presentation

These condensed interim consolidated financial statements are presented in Canadian Dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are expected to be effective or available for early adoption on January 31, 2012, the Company’s first IFRS annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the condensed consolidated annual financial statements for the year ending January 31, 2012 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed interim consolidated financial statements will be determined only when the first IFRS financial statements are prepared for the year ending January 31, 2012.

The preparation of these condensed interim consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements. They also have been applied in preparing an opening IFRS statement of financial position at February 1, 2010 for the purpose of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from Canadian GAAP to IFRS is explained in Note 17.

iii)   Foreign Currencies

a)   Presentation  and  functional  currency

The presentation currency of the Company and the functional currency of the Company and its subsidiaries is the Canadian dollar.

b)  Foreign  currency  transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

CORAL GOLD RESOURCES  LTD
Notes  to the  Condensed Interim Consolidated Financial Statements
For  the  six months ended  July 31, 2011  and  2010
(Expressed in Canadian dollars)
(Unaudited)

2.      BASIS OF PRESENTATION (continued)

i)       Significant Accounting Judgements and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed interim consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable and prepayments which are included in the condensed interim consolidated statement of financial position;
•	the carrying value and recoverable amount of mineral properties exploration;
•
the estimated useful lives of property, plant and equipment which are included in the condensed interim consolidated statement of financial position and the related depreciation included in the condensed interim consolidated statements of operations and comprehensive loss for the period ended July 31, 2011;

•	the recoverability and measurement of deferred tax assets and liabilities;
•	the provisions for estimated site restoration obligations; and
the inputs used in accounting for share-based payments expense in the condensed interim consolidated statements of operations and comprehensive loss.

3.      SIGNIFICANT ACCOUNTING POLICIES

i)       Basis of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and its American subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Coral Resources, Inc.	100%	California; USA	Exploration Company
Coral Energy Corporation	100%	California; USA	Holding Company
Marcus Corporation	98.49%	Nevada; USA	Holding Company

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed interim consolidated financial statements.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

ii)     Financial Instruments

Financial assets and financial liabilities are recognized on the statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. The Company does not have any derivative financial instruments.

Financial assets
The Company classifies its financial assets into one of the following categories, at initial recognition depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the income statement.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive income.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive income.

Transactions costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)    Financial Instruments (continued)

Financial liabilities
The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss: This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive income.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

iv)     Cash and cash equivalents

Cash in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

v)      Mineral properties exploration assets

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and evaluation of mineral claims and crediting all proceeds received against the cost of the related claims. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling.

The Company’s capitalized mineral property exploration expenditures are classified as intangibles assets.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for mineral property exploration assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in mineral properties and exploration costs prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property exploration assets attributable to that area of interest are first tested for impairment and then reclassified to ‘Mine Properties’.

All capitalized mineral property exploration assets are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

vi)     Property, plant and equipment

Property, plant and equipment (“PPE”) is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

 Plant, property and equipment are depreciated annually at the following rates:

Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the condensed consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

vii)    Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

viii)  Share capital

Common shares
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Equity Units
Proceeds received on the issuance of units, comprised of common shares an warrant, are bifurcated on the basis of the equity instruments’ fair value. The fair value of the common shares are calculated at the market value of the shares on issue date and the fair value of the warrants issued are estimated using the Black-Scholes option pricing model. Proceeds are then proportionately allocated to share capital and the reserve for warrants.

ix)    Share-based payment transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

x)      Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Decommissioning liability
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.  Subsequent to initial measurement, the obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as a finance cost and increases/decreases due to changes in the estimated future cash flows to decommission the asset are capitalized. Actual costs incurred upon settlement of the site restoration obligations are charged against the provision to the extent the provision was established.

xi)     Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

xii)   Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affect neither accounting or taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

xiii)  New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The Company has not early adopted these standards, amendments and interpretations. However the Company is currently assessing what impact the application of these standards or amendments will have on the condensed consolidated financial statements of the Company.

New accounting standards effective February 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures
In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim consolidated financial statements.

IAS 12 Income taxes
In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim consolidated financial statements.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

xiv)   New accounting standards and interpretations not yet adopted

New accounting standards effective January 1, 2013

IFRS 9 Financial Instruments
IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company:

IFRS 10 Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

xv)    New accounting standards and interpretations not yet adopted

Amendments to other standards

In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed interim consolidated financial statements or whether to early adopt any of the new requirements.

4.      MINERAL PROPERTIES EXPLORATION

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2010	$15,921,411	$29,612	$3	$15,998,026

Exploration costs during year:
Assays	143,601	-	-	143,601
Consulting	292,968	-	-	292,968
Drilling	507,771	-	-	507,771
Lease payments	90,684	-	-	90,684
Mapping	9,468	-	-	9,468
Taxes, licenses and permits	87,809	5,251	-	93,060
Water analysis	395	-	-	395
Reclamation	12,752	-	-	12,752
Adjustment to decommissioning liability	9,505	-	-	9,505

Balance, January 31, 2011	16,723,364	34,863	3	16,758,230

Exploration costs during period:
Assays	49,083	-	-	49,083
Consulting	296,539	-	-	296,539
Drilling	4,424	-	-	4,424
Lease payments	75,035	-	-	75,035
Mapping	10,268	-	-	10,268
Taxes, licenses and permits	54,593	-	-	54,593
Water analysis	181	-	-	181
Reclamation	14,221	-	-	14,221

Balance, July 31, 2011	$17,227,708	$34,863	$3	$17,262,574

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.      MINERAL PROPERTIES EXPLORATION (continued)

          a) Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three claim groups known as the Core claims, the Carve-out claims and the Ruf claims.

(i)    Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary Marcus.

The remaining 76 claims are leased by the Company as follows:

(a)   June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years.

The property is subject to a NSR royalty charge of 3%, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)  Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims, which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)  Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.       MINERAL PROPERTIES EXPLORATION (continued)

          a)  Robertson Property (Continued)

(i)    Core Claims – 100% interest (Continued)

(d)  Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 6(a)(iii) and 6(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(e)  Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term.

The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(ii)   Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii)  Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon, a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 6(a)(i)(d) and 6(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma/Sass claims constitute the Norma/Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the mineral property expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

          b)   Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 6(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 6(a)(iii)).

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.       MINERAL PROPERTIES EXPLORATION (continued)

          b)  Norma Sass Property (continued)

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a) Incur US$250,000 on or before December 31, 2009 (completed);

b) Incur US$250,000 on or before December 31, 2010;

c) Incur US$500,000 on or before December 31, 2011;

d) Incur US$500,000 on or before December 31, 2012;

e) Incur US$600,000 on or before December 31, 2013; and

f) Incur US$900,000 on or before December 31, 2014.

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty. During the year, Barrick elected to terminate the agreement.

Realization of Assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Mineral Property Interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

5.       PROPERTY, PLANT AND EQUIPMENT

	Land		Vehicles		Computer Hardware		Equipment		TOTAL
	$		$		$		$		$
COST
Balance at January 31, 2010		-		6,920		5,926		436		13,282
Addition		102,834		-		-		-		102,834
Balance at January 31, 2011		102,834		6,920		5,926		436		116,116
Additions/Disposals		-		-		-		3,023		3,023
Balance at July 31, 2011		102,834		6,920		5,926		3,459		119,139

ACCUMULATED DEPRECIATION
Balance at January 1, 2010		-		2,537		4,537		335		7,409
Depreciation				1,380		278		20		1,678
Balance at January 31, 2011		-		3,917		4,815		355		9,087
Depreciation		-		690		110		84		884
Balance at July 31, 2011		-		4,607		4,925		439		9,971

CARRYING AMOUNTS
At January 31, 2010		-		4,383		1,389		101		5,873
At January 31, 2011		102,834		3,003		1,111		81		107,029
At July 31, 2011		102,834		2,313		1,001		3,020		109,168

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

6.       INVESTMENT SECURITIES

At July 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$1,577,429	$1,654,546
Mill Bay Ventures Inc.*	51,873	41,634	(34,891)	6,743

		$118,751	$1,542,539	$1,661,289

*Mill Bay Ventures Inc. had a 10:1 consolidation during the six months ended July 31, 2010.

At January 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$1,248,455	$1,325,572
Mill Bay Ventures Inc.	518,731	41,634	(28,666)	12,968

		$118,751	$1,219,789	$1,338,540

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the six months ended July 31, 2011, the Company recognized an unrealized gain of $322,749 (July 31, 2010 - $137,355), which is included in other comprehensive income.

7.       RECLAMATION DEPOSITS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation deposits that cover the estimated cost to reclaim the ground disturbed. As at July 31, 2011, the total reclamation deposits were $397,706 (US$416,228) (January 31, 2011 - $382,200 (US$381,628)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.10% (2010 - 0.10%).

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.       SHARE CAPITAL

(a)     Authorized

Unlimited common shares without par value

(b)      Issued

During the six months ended July 31, 2011, 95,000 options for gross proceeds of $48,950. The Company reallocated the fair value of these options and warrants previously recorded in the amount of $39,186 from the Equity settled employee benefit reserve.

During the six months ended July 31, 2011, 519,258 warrants were exercised for total proceeds of $389,444. The Company reallocated the fair value of these warrants previously recorded in the amount of $79,549 from the Reserve for warrants to share capital.

On April 1, 2010, the Company closed the first tranche of a private placement of 5,245,120 units at a price of $0.55 per unit for gross proceeds of $2,884,816. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 1, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($242,461) and issued compensation options equal to 6% or 10% of the units sold under the offering (415,427). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share, expired April 1, 2011.

The fair value of the warrants and compensation options issued were estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97%, dividend yield rates of $nil, volatility of 128.75% and 100.95%, and expected lives of 2 years and 1 year. The fair value of the common shares issued was calculated based on the market value of the Company’s shares on April 1, 2010. Of the $2,884,816 total aggregate proceeds raised, $1,050,467 was attributable to warrants and $1,834,349 was attributable to common shares. The compensation options were valued at $58,977.

On April 23, 2010, the Company closed the final tranche of a private placement of 1,755,000 units at a price of $0.55 per unit for gross proceeds of $965,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 23, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($28,945) and issued compensation options equal to 10% of certain units sold under the offering (19,000). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share, expired April 23, 2011.

Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97, dividend yield rates of $nil, volatility of 127.70% and 100.78%, and expected lives of 2 years and 1 year. The fair value of the common shares issued was calculated based on the market value of the Company’s shares on April 23, 2010. Of the $965,440 total aggregate proceeds raised, $345,756 was attributable to warrants and $619,494 was attributable to common shares. The compensation options were valued at $2,281.

During the year ended January 31, 2011, 436,000 warrants were exercised for total proceeds of $327,000.  The Company reallocated the fair value of these warrants previously recorded in the amount of $87,320 from contributed surplus to share capital.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.       SHARE CAPITAL (continued)

(c)     Share Purchase Warrants and Compensation Options

A summary of the share purchase warrants and compensation options issued exercised and expired during the six months ended July 31, 2011 and the year ended January 31, 2011 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, January 31, 2010	4,230,000	$1.17
Issued	7,434,547	$0.75
Exercised	(436,000)	$0.75
Expired	(4,230,000)	$1.17
Balance, January 31, 2011	6,998,547	$0.75
Exercised	(519,258)	$0.75
Expired	(15,169)	$0.75
Balance, July 31, 2011	6,464,120	$0.75

Details of share purchase warrants outstanding as of July 31, 2011 and January 31, 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	July 31, 2011	January 31, 2011

April 1, 2011	$0.75	-	415,427
April 23, 2011	$0.75	-	19,000
April 1, 2012	$0.75	4,709,120	4,809,120
April 23, 2012	$0.75	1,755,000	1,755,000
		6,464,120	6,998,547

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.      SHARE CAPITAL (continued)

(d)    Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2010 - 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the six months ended July 31, 2011 and the year ended January 31, 2011, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, January 31, 2010	2,522,500	$1.05
Granted	1,393,000	$0.62
Expired	(622,500)	$1.17
Stock options outstanding, January 31, 2011	3,293,000	$0.85
Exercised	(95,000)	$0.52
Expired	(33,000)	$0.75
Stock options outstanding, July 31, 2011	3,165,000	$0.86

A summary of stock options outstanding as at July 31, 2011 and January 31, 2011 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	July 31, 2011	January 31, 2011	July 31, 2011	January 31, 2011

April 1, 2011	$0.75	-	33,000	-	33,000
September 5, 2011	$1.29	615,000	615,000	615,000	615,000
January 13, 2012	$0.76	35,000	35,000	35,000	35,000
August 13, 2012	$0.35	25,000	25,000	25,000	6,250
September 26, 2012	$1.00	550,000	550,000	550,000	550,000
January 21, 2013	$0.80	200,000	200,000	200,000	-
February 4, 2013	$1.00	100,000	100,000	100,000	100,000
May 1, 2013	$1.00	15,000	15,000	15,000	15,000
January 13, 2015	$0.76	565,000	585,000	565,000	585,000
January 17, 2015	$0.45	595,000	670,000	595,000	647,500
January 21, 2016	$0.80	465,000	465,000	465,000	440,000

		3,165,000	3,293,000	3,165,000	3,206,750

The options exercisable at July 31, 2011 have a weighted average exercise price of $0.86 (January 31, 2011 - $0.86).

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

9.      SHARE-BASED PAYMENTS

No stock options were granted during the six months ended July 31, 2011. Options granted to an investor relations consultant during the year ended January 31, 2011; which were unvested at July 31, 2011 and with performance-related vesting conditions, were re-valued at July 31, 2011.

During the period ended July 31, 2010, the Company granted a consultant 33,000 options exercisable for one common share at a price of $0.75 for a term of one year until April 1, 2011.

The Company recorded total share-based payments of $75,103 (July 31, 2010 - $4,685).

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	Six months ended July 31, 2011	Year ended January 31, 2011
Weighted average assumptions:
Risk-free interest rate	1,73%	2.14%
Expected dividend yield	-	-
Expected option life (years)	1.73	4.63
Expected stock price volatility	93,11%	112.60%

10.    RELATED PARTY TRANSACTIONS AND BALANCES

(a)   Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended July 31, 2011 and 2010 are as follows:

	July 31, 2011	July 31, 2010
Salaries and benefits	$93,292	$91,856
Share‐based payments	-	-
	$93,292	$91,856

In the normal course of operations the Company transacts with companies related to its directors or officers. At July 31, 2011 and January 31, 2011 the following amounts are due from related parties:

	July 31, 2011	July 31, 2010
Levon Resources Ltd.	$19,449	$20,551

	$19,449	$20,551

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

10.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)    Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 12. The transactions with Oniva during the period are summarized below:

	July 31 ,2011	July 31, 2010

Salaries and benefits	$68,758	$49,992
Office and miscellaneous	61,905	27,668

	$130,663	$77,660

11.    DECOMISSIONING LIABILITY

The Company’s decommissioning liability relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its ARO to be approximately US$249,596, which is expected to be incurred during 2017 and 2018. The risk-free rate of 6% was used to calculate the present value of the decommissioning liability.

A reconciliation of the decommissioning liability is as follows:

	July 31, 2011	January 31, 2011

Beginning balance	$168,158	$157,722
Unwinding of discount	2,528	11,228
Change in estimates	-	9,505
Change in foreign exchange rate	(8,721)	(10,297)
	$161,965	$168,158

12.    COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

13.    FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, advances receivable from and payable to related parties, other amounts receivable and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)    Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	July 31, 2011	January 31, 2011

Cash held at major financial institutions
Canada	$2,207,507	$2,690,598
US	32,372	5,266

	2,239,879	2,695,864
Reclamation deposits held at major financial institution
US	397,706	382,200

Total cash and reclamation deposits	$2,637,585	$3,078,064

(b)    Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at July 31, 2011 in the amount of $2,239,879 (January 31, 2011 - $2,695,864) in order to meet short-term business requirements. At July 31, 2011, the Company had current liabilities of $213,110 (January 31, 2011 - $195,905). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2012. This will require the Company to continue to monitor its financing requirements.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

13.    FINANCIAL INSTRUMENTS (continued)

(c)    Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at July 31, 2011 and January 31, 2011.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, sales taxes recoverable, amounts receivable, accounts payable and accrued liabilities and amounts due to related parties, as a portion of these amounts are denominated in US dollars as follows:

	July 31, 2011	January 31, 2011

Cash	US$ 33,880	US$ 5,259
Other amounts receivable	2,014	1,852
Advances receivable from related party	20,550	20,565
Reclamation deposits	416,228	381,628
Accounts payable	(3,257)	(7,666)

Net exposure	US$ 469,415	US$ 401,638

Canadian dollar equivalent	$448,526	$402,239

Based on the net Canadian dollar denominated asset and liability exposures as at July 31, 2011, a 5% (January 31, 2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $26,900 (January 31, 2011 -$12,000).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

13.    FINANCIAL INSTRUMENTS (continued)

(d)    Market Risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

As at July 31, 2011 a 24.11% (January 31, 2011 - 73.38%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior period would impact the Company’s other comprehensive income by $1,029,999 (January 31, 2010 - $356,325).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e) Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at July 31, 2011

	Level 1	Level 2	Level 3
Cash	$2,239,879	-	-
Reclamation deposits	397,706	-	-
Investment securities	1,661,289	-	-
	$4,298,874	-	-

14.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

15.    NET CHANGES IN NON-CASH WORKING CAPITAL

	July 31, 2011	July 31, 2010

Advances receivable from related party	$960	$704
Prepaid expenses	23,806	(29,611)
Other amounts receivable	(38,480)	(1,249)
Accounts payable and accrued liabilities	(67,329)	(46,767)
Advances payable to related parties	74,841	10,442
	$(6,202)	$(66,481)

16.    SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the six months ended July 31, 2011 or the year ended January 31, 2011. All operating losses the six months ended July 31, 2011 or the year ended January 31, 2011 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties.

The Company has non-current assets in the following geographic locations:

	July 31, 2011	January 31, 2011
Canada	$4,021	$1,192
USA	17,765,427	18,584,807
	$17,428,829	$18,585,999

17.       FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed interim consolidated financial statements for the period covered by the first annual condensed consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the six months ended July 31, 2011, the comparative information for the six months ended July 31, 2010, the statement of financial position as at January 31, 2011 and the preparation of an opening IFRS statement of financial position on the transition date, February 1, 2010.

In preparing its opening IFRS statement of financial position and comparative information for the financial statements for the year ended January 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

The guidance for the first time adoption of IFRS is set out in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Under IFRS 1 the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP charged to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated February 1, 2010:

(a)    Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after February 1, 2010. There is no adjustment required to the February 1, 2010 statement of financial position on the transition date.

(b)    Share-based Payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to February 1, 2010.

(c)     Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)    Compound financial instruments

The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated February 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of February 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statement of operations and comprehensive income, statement of financial position and statement of cash flows for the quarter ended July 31, 2010 and the year ended January 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

          Reconciliation of Statements of Financial Position

		February 1, 2010			July 31, 2010			January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash		$700,772	$-	$700,772	$3,525,352	$-	$3,525,352	$2,695,864	$-	$2,695,864
Advances receivable from related party		18,354	-	18,354	17,650	-	17,650	20,596	-	20,596
Other amounts receivable		13,617	-	13,617	14,866	-	14,866	37,767	-	37,767
Prepaid expenses		4,694	-	4,694	34,305	-	34,305	39,996	-	39,996
		737,437	-	737,437	3,592,173	-	3,592,173	2,794,223	-	2,794,223
Non- Current
Investment securities		610,967	-	610,967	748,322	-	748,322	1,338,540	-	1,338,540
Reclamation deposits		408,075	-	408,075	392,428	-	392,428	382,200	-	382,200
Property, plant & equipment		5,873	-	5,873	88,468	-	88,468	107,029	-	107,029
Mineral properties exploration	(a)	16,029,214	(431,188)	15,598,026	16,360,356	(431,188)	15,929,168	17,179,913	(421,683)	16,758,230
TOTAL ASSETS		$17,791,566	$(431,188)	$17,360,378	$21,181,747	$(431,188)	$20,750,559	$21,801,905	$(421,683)	$21,380,222

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

          Reconciliation of Statements of Financial Position

		February 1, 2010			July 31, 2010			January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

LIABILITIES
Current
Accounts payable and accrued liabilities		$65,494	$-	$65,494	$39,708	$-	$39,708	$189,682	$-	$189,682
Advances payable to related parties		23,022	-	23,022	35,530	-	35,530	6,223	-	6,223
		88,516	-	88,516	75,238	-	75,238	195,905	-	195,905
Non-Current
Decommissioning Liability	(a)	236,248	(78,526)	157,722	227,190	(69,438)	157,752	221,268	(53,110)	168,158
Deferred Income Tax Liability		1,687,363	(316,723)	1,370,640	1,628,757	(316,723)	1,312,034	1,744,579	(297,755)	1,446,824
		2,012,127	(395,249)	1,616,878	1,925,185	(386,161)	1,545,024	2,161,752	(350,865)	1,810,887
SHAREHOLDERS' EQUITY
Share Capital	(c)	40,742,124	133,255	40,875,379	42,250,755	724,390	42,975,145	42,705,053	684,372	43,389,425
Equity Reserves (previously Contributed surplus)	(c)(b)(d)	5,857,421	(1,013,072)	4,844,349	7,910,722	(4,548,448)	3,362,274	8,343,960	(5,094,320)	3,249,640
Accumulated and other comprehensive income		425,695	-	425,695	563,050	-	563,050	1,062,321	-	1,062,321
Deficit accumulated during the exploration stage	(a)(b)(d)	(31,256,121)	843,878	(30,412,243)	(31,484,285)	3,779,032	(27,705,253)	(32,481,501)	4,339,130	(28,142,371)
		15,769,119	(35,939)	15,733,180	19,240,242	(45,026)	19,195,215	19,629,833	(70,818)	19,559,015

Non-controlling interest		10,320	-	10,320	10,320	-	10,320	10,320	-	10,320
TOTAL EQUITY AND LIABILITIES		$17,791,566	$(431,188)	$17,360,378	$21,181,747	$(431,187)	$20,750,559	$21,801,905	$(421,683)	$21,380,222

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

          Reconciliation of Statements of Operations and Comprehensive Loss

		For the six months ended July 31, 2010			Year ended January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

Operating and Administrative Expenses
Depreciation		$838	$-	$838	$1,679	$-	$
Consulting fees		12,000	-	12,000	28,783	-		28,783
Directors fees		11,250	-	11,250	17,250	-		17,250
Investor relations and shareholder information		74,265	-	74,265	228,326	-		228,326
Legal and accounting		5,800	-	5,800	64,268	-		64,268
Listing and filing fees		19,016	-	19,016	24,463	-		24,463
Management fees		52,500	-	52,500	105,000	-		105,000
Office and miscellaneous		27,378	-	27,378	57,507	-		57,507
Salaries and benefits		60,075	-	60,075	131,993	-		131,993
Share-based compensation	(d)	4,685	-	4,685	565,261	(6,197)		559,064
Travel		13,298	-	13,298	47,256	-		47,256
		281,105	-	281,105	1,271,786	(6,197)		1,265,589
Loss before other items		(281,105)	-	(281,105)	(1,271,786)	6,197		(1,265,589)
Other Items
Interest income		6,335	-	6,335	22,654	-		22,654
Finance costs	(a)	-	(5,557)	(5,557)	-	(11,228)		(11,228)
Foreign exchange gain	(a)	46,606	(3,531)	43,075	94,948	(4,683)		90,265
		52,941	(9,088)	43,853	117,602	(15,911)		101,691
Loss before tax		(228,164)	(9,088)	(237,252)	(1,154,184)	(9,714)		(1,163,898)
Deferred income tax expense		-	-	-	(71,196)	-		(71,196)
Net loss		(228,164)	(9,088)	(237,252)	(1,225,380)	(9,714)		(1,235,094)
Other Comprehensive Income (Loss)
Unrealized gain on available for sale securities, net of tax		137,355	-	137,355	636,626	-		636,626
Total comprehensive income (loss)		$(90,809)	$(9,088)	$(99,897)	$(588,754)	$(9,714)		$(598,468)

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

          Reconciliation of Cash Flows

		For the six months ended July 31, 2010			Year ended January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS		IFRS

OPERATING ACTIVITIES
Net income (loss)	(a)	$(228,164)	$(9,088)	$(237,252)	$(1,225,380)	$	(9,714)	$(1,251,908)
Adjustments for items not involving cash :
Depreciation		838	-	838	1,679		-	1,679
Share-based payments		4,685	-	4,685	565,261		(6,197)	559,064
Foreign exchange gain	(a)	(51,831)	3,531	(48,300)	(93,524)		4,683	(88,841)
Finance costs	(a)	-	5,557	5,557	-		11,228	11,228
Deferred income tax expense		-	-	-	71,196		-	71,196
Net change in non-cash working capital		(66,481)	-	(66,481)	43,890		-	43,890
Cash used in operating activities		(340,953)	-	(340,953)	(636,878)		-	(636,878)

FINANCING ACTIVITIES
Issuance of shares for cash, net		3,557,247	-	3,557,247	3,884,207		-	3,884,207
Cash used in financing activities		3,557,247	-	3,557,247	3,884,207		-	3,884,207

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures		(308,095)	-	(308,095)	(1,149,094)		-	(1,149,094)
Purchase of property, plant and equipment		(83,433)	-	(83,433)	(102,835)		-	(102,835)
Cash used in investing activities		(391,528)	-	(391,528)	(1,251,929)		-	(1,251,929)

Net increase in cash		2,824,580	-	2,824,580	1,995,400		-	1,995,400
Cash, beginning of the period		700,772	-	700,772	700,772		-	700,772
Effect of exchange rate fluctuations on cash held		(186)	-	(186)	(308)		-	(308)

Cash, end of period		$3,525,352	$-	$3,525,352	$2,695,864		$-	$2,695,864

CORAL GOLD RESOURCES LTD
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

         Notes on GAAP – IFRS Reconciliations

(a)
IFRS requires that, where the effect of the time value of money is material, the amount of a provision recognized in the financial statements should be the present value of the expenditure required to settle the obligation in the future. In addition, all increases in the provision’s carrying amount to reflect the passage of time should be recognized as a finance cost. Previously under GAAP the decommissioning liability was reflected at the estimated future costs, not at their present value. Therefore, adjustments were required to reduce the decommissioning liability to its present value at transition date and to recognize the finance costs on the provision incurred during the year ended January 31, 2011.

In addition, IFRS requires that any change in the measurement of an existing decommissioning liability that results from a change in the estimated future costs or the discount rate used to calculate the present value of those costs should be added to or deducted from the cost of the related asset. Therefore further adjustments were required under IFRS to reflect such changes that occurred during the year ended January 31, 2011.

(b)
IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the February 1, 2010 transition date and the comparative dates of July 31, 2010 and January 31, 2011, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS permits a transfer of reserves arising from share-based transactions, within equity. Therefore, at February 1, 2010 the fair value attributable to options outstanding at that date was transferred from contributed surplus to an “Equity settled employee benefit reserve” and the fair value attributable to outstanding warrants was transferred to a “Reserve for warrants and compensation options”. The remaining balance of contributed surplus, which reflected the fair value of options and warrants no longer outstanding, was transferred to Retained earnings/(Deficit). During the year ended January 31, 2011, some options, warrants and compensation warrants expired and therefore a further transfer, of the fair value attributed to these cancelled instruments, was made from their respective reserve accounts to Retained earnings/(Deficit).

(c)
The Company has adopted the policy under IFRS whereby all proceeds received during a private placement in which a unit comprised of both a common share an warrant are issued should be bifurcated on the basis of the instruments’ fair value (note 3(viii)). Therefore an adjustment was required both at transition date and at July 31, 2010 to reflect this method of accounting for such proceeds.

(d)
Previously, under Canadian GAAP, stock options which did not vest immediately on grant date were revalued at each reporting period until vested. IFRS requires that only market-related vesting conditions be taken into account in estimating the fair value of stock options granted. Several options issued during the year ended January 31, 2011, which did not vest immediately, were revalued under GAAP at each reporting period. However, as these option’s vesting conditions are not market-related as per IFRS, an adjustment was required to share based compensation to reflect the fair value of these options at grant date, and to remove the effect of any revaluation recognized under GAAP.